April 24, 2012

VIA EDGAR

Attention: Chad Eskildsen,

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:       Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Dear Mr. Eskildsen:

This letter responds to your oral comments on March 14, 2012 regarding the annual report for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”). We have presented the comments and our responses below:

Comment 1.      Multi-Sector Short Term Bond Fund. In reviewing the fund’s Schedule of Investments, we note a significant number of securities with maturities greater than 2 or 3 years. Please explain why this is appropriate in light of the fund’s principal investment strategy of investing in “primarily short-term securities having an expected dollar-weighted average maturity of three years of less.” Under the SEC name rule, the fund needs to invest at least 80% of its assets in short-term bonds.

Response 1.        The maturities noted in the annual report are the final maturities of the securities listed. It is important to distinguish “final maturity” from “expected maturity”, which is the metric used by the Fund. The final maturity is the last date on which the last principal payment from the underlying collateral is scheduled to be paid in full according to the legal documentation applicable to the security. However, the types of securities in which the Fund may invest historically have average maturities much shorter than their final maturities. Therefore, when the Fund’s subadviser considers the maturity of a security in, or being considered for, the Fund’s portfolio, it focuses on the subadviser’s determination of the security’s expected maturity rather than its final maturity. The expected maturity of a security is estimated by the Fund’s subadviser based upon various factors, such as the date of the next demand feature for a security, the date of the next interest rate reset for an adjustable rate security, and estimated future prepayments on a security with uncertain future cash flows. While the expected maturity of a security is a matter of judgment, the factors considered by the subadviser are typical for the industry, and the subadviser uses data sources commonly used in the industry such as prepayment models from FactSet.

When the Fund’s portfolio is viewed in light of this method of determining expected maturity, which significantly shortens the period from the final maturity dates listed, the Fund is invested primarily in securities having an expected dollar-weighted average maturity of three years or less. Therefore, we believe that the Fund is in compliance with its principal investment strategy as well as the SEC name rule.

Comment 2.      Global Premium AlphaSector Fund. We note that the fund’s Schedule of Investments indicates that only a small percentage of the fund’s assets were invested in securities representing non-U.S. markets. The fund’s principal investment strategies state:

Securities and Exchange Commission

April 24, 2012

“Under normal circumstances, the fund intends to allocate at least 40% of its assets to ETFs and/or securities representative of non-U.S. markets.” Please reconcile this strategy with the disclosure in the fund’s annual report.

Response 2.        Virtus Global Premium AlphaSector Fund is a global equity portfolio that allocates 60% of its potential asset exposure to U.S. equities and 40% of its potential asset exposure to non-U.S. (including emerging markets) equities. The Fund’s strategy is designed to provide exposure to global equity markets while mitigating the risk to shareholders of losing money during downward market trends. In carrying out its mandate, the Fund utilizes a proprietary quantitative model that allocates its potential U.S. equity exposure to the sectors of the S&P 500® Index, and allocates its potential non-U.S. equity exposure to the sectors of international developed and emerging markets. When the model indicates that a given sector is positioned negatively, the portfolio will allocate away from that sector, ultimately resulting in a cash position being built. If the model indicates that all sectors in the universe of investments (domestic equities, international developed equities, and emerging markets equities) are positioned to lose money, the portfolio will not own any of them and will be 100% in cash. This is a defensive tactic, done to protect shareholder capital so that it can compound when positive return periods come back in these markets.

The 60%/40% split between potential exposure in U.S. equities and potential exposure to international equities is static. Therefore, while each side can be allocated away from its market sectors so that it has up to 100% in cash, the portfolio will never take money from the international side and invest it in U.S. equities. For example, in a market similar to that experienced in the third quarter of 2011, when global market volatility spiked and returns were significantly negative, the portfolio would be expected to become defensive in an effort to preserve shareholder capital. In fact, that is what happened. By September, the portfolio had a 65% cash allocation, with 30% allocated to domestic equities, no allocation to developed international equity, and 5% allocated to emerging markets equity. The mechanics of this overall allocation were as follows: we still had the 60%/40% split; half of the U.S. sectors were determined by the model to be positioned negatively, so the 60% allocation to U.S. equities was half in cash, while 87.5% of the 40% allocation to non-U.S. equities was in cash to reflect the allocation away from those market segments determined by the model to be positioned negatively at that time.

We understand that the Fund’s defensive strategy does not fit the traditional model for a global equity fund. However, we believe that employing this defensive strategy will better enable the Fund to provide global equity exposure while mitigating downside risk for shareholders. We believe that the Fund’s category and name most accurately describe the exposure experienced by shareholders in the Fund. The Fund is a global equity portfolio that monitors the markets and adjusts risk exposures in response to changing market conditions, and it allocates 40% of its potential risk exposure to non-U.S. markets. Therefore, we believe the Fund is in compliance with its principal investment strategies as well as the SEC name rule.

If you would like to discuss these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:       Ann Flood

Jennifer Fromm